

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2020

Frank D. Heuszel
Chief Executive Officer
Document Security Systems, Inc.
200 Canal View Boulevard, Suite 104
Rochester, New York 14623

      Re: Document Security Systems, Inc.
          Registration Statement on Form S-1
          Filed November 4, 2020
          File No. 333-249857

Dear Mr. Heuszel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

              Sincerely,

              Division of Corporation Finance
              Office of Manufacturing